UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: August 2, 2018	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit.	Description

99.1	NI (National Instrument) 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico

99.2	NI 43-101 Certificate of Enrique Rubio

99.3	NI 43-101 Certificate of Giovanny J. Ortiz

99.4	NI 43-101 Certificate of Daniel H. Sepulveda

99.5	NI 43-101 Certificate of Augusto Chung

99.6	NI 43-101 Consent of Enrique Rubio

99.7	NI 43-101 Consent of Giovanny J. Ortiz

99.8	NI 43-101 Consent of Daniel H. Sepulveda

99.9	NI 43-101 Consent of Augusto Chung

99.10	NI 44-102 Consent of Enrique Rubio

99.11	NI 44-102 Consent of Giovanny J. Ortiz

99.12	NI 44-102 Consent of Daniel H. Sepulveda

99.13	NI 44-102 Consent of Augusto Chung

Exhibits 99.1 through 99.13 (inclusive) included with this Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076) (the "Registration Statement"), including the prospectus contained therein, as amended or supplemented.

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